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                     October 4, 2023

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Limited
       Boundary Hall, Cricket Square
       Grand Cayman, Cayman Islands
       KY1-1102

                                                        Re: Generation Asia I
Acquisition Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41239

       Dear Roy Kuan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation